Exhibit 99.1

OneConnect Announces Fourth Quarter and Full Year Unaudited Financial Results

Revenue Up by 42.3% and Net Margin Improvement by 30.5ppt YoY for Full Year 2020

SHENZHEN, February 3, 2021 /BUSINESS WIRE/ — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                  Revenue increased 39.2% year-over-year to RMB1,076 million from RMB773 million.

•                  Gross margin expanded year-over-year to 34.2% from 33.6%; non-IFRS gross margin1 expanded year-over-year to 42.8% from 41.1%.

•                  Operating loss was RMB414 million, compared with RMB581 million for the same period in the prior year.

•                  Net loss attributable to shareholders was RMB365 million, versus RMB619 million for the same period in the prior year.

•                  Net loss per ADS, basic and diluted, was RMB0.99, against RMB1.95 for the same period in the prior year.

Full Year 2020 Financial Highlights

•                  Revenue increased 42.3% year-over-year to RMB3,312 million from RMB2,328 million.

•                  Gross margin expanded year-over-year to 37.5% from 32.9%; non-IFRS gross margin1 expanded year-over-year to 46.7% from 46.4%.

•                  Operating loss was RMB1,470 million, compared with RMB1,701 million in the prior year.

•                  Net loss attributable to shareholders was RMB1,354 million, compared with RMB1,661 million in the prior year.

•                  Net loss per ADS, basic and diluted, was RMB3.81, against RMB5.30 for the prior year.

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages and per ADS amounts	2020	2019	YoY	2020	2019	YoY
Revenue
Revenue from Ping An Group	615,966	317,442	94.0%	1,726,807	994,733	73.6%
Revenue from Lufax	76,595	114,439	-33.1%	343,252	299,040	14.8%
Revenue from third-party customers[2]	383,165	341,042	12.4%	1,242,231	1,034,072	20.1%
Total	1,075,726	772,923	39.2%	3,312,290	2,327,846	42.3%
Gross profit	368,370	259,845	41.8%	1,243,456	766,858	62.1%
Gross margin	34.2%	33.6%		37.5%	32.9%
Non-IFRS gross margin[1]	42.8%	41.1%		46.7%	46.4%
Operating loss	-413,837	-581,367		-1,470,326	-1,701,012
Operating margin	-38.5%	-75.2%		-44.4%	-73.1%
Net loss to shareholders	-364,922	-619,375		-1,353,608	-1,660,566
Net loss ratio	-33.9%	-80.1%		-40.9%	-71.3%
Net loss per ADS[3], basic and diluted	-0.99	-1.95		-3.81	-5.30

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3 Each ADS represents three ordinary shares

CEO and CFO Comments

“I am delighted to announce that, in spite of the difficult year just gone, our revenue jumped 42.3% year-on-year, underscoring our capability in execution, as well as our relentless commitment to innovation and diversification,” said Mr. Ye Wangchun, Chairman of the Board and Chief Executive Officer of OneConnect. “This focus is critical to our success as we face a world in flux. OneConnect has established a strong foothold in the TaaS market, where the potential from digital transformation is immense. We will continue to reinforce our products and sales in 2021, to further solidify our position and fulfill our mission of supporting financial institutions to grow efficiently.”

Mr. Jacky Lo, Chief Financial Officer, commented, “Our product upgrades continued to bear fruit, evidenced by the 4.6ppt expansion in gross margin for the full year. Net loss narrowed to RMB1,354 million from RMB1,661 million. As a percentage of revenue, the improvement was 30.5ppt to 40.9%. Cashflow from operations also significantly improved, with cashburn per month more than halving on average. The results reflect solid revenue performance as well as cost management, marking another milestone in the path to profitability. We are ready to go further this year.”

Full Year 2020 Operational Highlights

•                  Retail loans processed amounted to RMB70.0 billion in 2020, compared with RMB91.2 billion in 2019.

•                  SME loans processed amounted to RMB41.9 billion in 2020, compared with RMB39.1 billion in 2019.

•                  Number of fast claims checks amounted to 5.9 million in 2020, compared with 5.0 million in 2019.

•                  Number of premium customers increased to 594 in 2020, compared with 473 in 2019.

Revenue Breakdown

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages	2020	2019	YoY	2020	2019	YoY
Implementation revenue	279,421	234,820	19.0%	851,856	570,822	49.2%
Transaction-based and support revenue
Business origination services	148,326	201,705	-26.5%	605,733	770,893	-21.4%
Risk management services	112,854	55,260	104.2%	362,530	327,120	10.8%
Operation support services	294,898	271,415	8.7%	1,061,445	582,968	82.1%
Cloud services platform	190,519	—	NA	314,338	—	NA
Post-implementation support services	20,606	587	3410.4%	55,678	36,000	54.7%
Others	29,102	9,136	218.5%	60,710	40,043	51.6%
Total	796,305	538,103	48.0%	2,460,434	1,757,024	40.0%
Total	1,075,726	772,923	39.2%	3,312,290	2,327,846	42.3%

Revenue in 2020 rose 42.3% to RMB3,312 million from RMB2,328 million in 2019. Operation support, cloud services platform and implementation were the key drivers. Revenue from operation support surged by 82.1% year-over-year due to the increase in demand for AI customer service and roadside assistance. Cloud services platform was launched in the second quarter of the year, so there is no year-over-year comparison. Implementation revenue posted a 49.2% increase for the full year to RMB852 million, following the increase in number of customers.

Retail loan volume processed by the Company’s systems in 2020 amounted to RMB70.0 billion, compared with RMB91.2 billion in 2019, due to the continuous phasing out of low-value solutions and caution among financial institutions in response to regulatory tightening. The amount of SME loans processed increased to RMB41.9 billion from RMB39.1 billion, reflecting the addition of new customers. However, the increase in SME activities was not able to offset the decline in retail activities, causing a drop in business origination services revenue. Total fast claims checks carried out rose to 5.9 million from 5.0 million, benefiting from an increase in number of customers, and supporting revenue from risk management services.

The number of premium customers rose to 594 for the year 2020 from 473 a year earlier, as the diverse solution sets continued to gain traction. Revenue from premium customers was RMB1,517 million, compared with RMB1,306 million in the previous year.

Full Year 2020 Financial Results

Revenue

Revenue increased by 42.3% to RMB3,312 million from RMB2,328 million in the prior year, primarily driven by more demand for solutions in operation support and cloud services platform.

Cost of Revenue

Cost of revenue was RMB2,069 million, compared with RMB1,561 million in the prior year, primarily driven by higher technology service fees and employee benefit expenses..

Gross Profit

Gross profit increased by 62.1% to RMB1,243 million from RMB767 million in the prior year. Gross margin expanded to 37.5% from 32.9% in the prior year, primarily due to lower channel fees from changes in product mix and less amortization of intangible assets. Non-IFRS gross margin was 46.7%, compared with 46.4% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the full year of 2020 amounted to RMB2,772 million, compared with RMB2,394 million in the prior year. As a percentage of revenue, total operating expenses decreased to 83.7% from 102.8%.

•                  Research and Development expenses for the full year of 2020 rose to RMB1,173 million from RMB956 million, reflecting investment put into enhancing existing solutions and innovations. As a percentage of revenue, R&D expenses amounted to 35.4%, compared with 41.1% in the prior year.

•                  Sales and Marketing expenses for the full year of 2020 totaled RMB629 million, compared with RMB636 million in the prior year, due to a decrease in traveling and marketing expenses. As a percentage of revenue, sales and marketing expenses decreased to 19.0% from 27.3%.

•                  General and Administrative expenses for the full year of 2020 amounted to RMB835 million, compared with RMB757 million in the prior year, primarily because of increase in employee expenses, which is in line with the increase in headcount, and professional service fees, due mainly to business consulting. As a percentage of revenue, general and administrative expenses decreased to 25.2% from 32.5%.

•                  Net impairment losses on financial and contract assets for the full year of 2020 totaled RMB135 million, compared with RMB45 million for the same period in the prior year, primarily due to increased aging of trade receivables and contract assets. As a percentage of revenue, net impairment losses were 4.1%, versus 1.9% in the prior year.

Loss from operations for the full year of 2020 amounted to RMB1,470 million, compared with RMB1,701 million in the prior year. Operating loss margin decreased to 44.4% from 73.1% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB1,354 million in 2020, versus RMB1,661 million in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS amounted to RMB3.81, versus RMB5.30 in the prior year. Weighted average number of ADSs for the full year was 354,903,350.

Cash Flow

For the full year of 2020, net cash used in operating activities was RMB704 million. Net cash generated from in investing activities was RMB1,316 million, as scale of onshore borrowing using offshore pledges reduced and as a result restricted cash balance decreased. Net cash generated from financing activities was RMB1,534 million, which reflects the proceeds from the issuance of new shares.

Conference Call Information

Date/Time	Tuesday, February 2, 2020 at 8:00 p.m., U.S. Eastern Time Wednesday, February 3, 2020 at 9:00 a.m., Beijing Time
Online registration	http://www.directeventreg.com/registration/event/2444799

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses — from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development, and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

Patricia Cheng

patricia.cheng@ocft.com

Media Relations:

Ying Zhou

zhouying150@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	1,075,726	772,923	3,312,290	2,327,846
Cost of revenue	-707,356	-513,078	-2,068,834	-1,560,988
Gross profit	368,370	259,845	1,243,456	766,858

Research and development expenses	-349,223	-314,597	-1,173,290	-956,095
Selling and marketing expenses	-154,407	-163,591	-629,488	-635,673
General and administrative expenses	-247,650	-316,578	-834,917	-756,681
Net impairment losses on financial and contract assets	-63,121	-33,020	-134,519	-45,167
Other income, gains or loss-net	32,194	-13,426	58,432	-74,254
Operating loss	-413,837	-581,367	-1,470,326	-1,701,012

Finance income	17,270	37,101	77,237	128,261
Finance costs	-32,612	-41,699	-150,363	-174,831
Finance costs — net	-15,342	-4,598	-73,126	-46,570
Share of losses of associate and joint venture	-1,322	-2,689	-7,802	-14,854
Loss before income tax	-430,501	-588,654	-1,551,254	-1,762,436

Income tax benefit/(expense)	43,616	-49,884	137,131	74,924

Loss for the period	-386,885	-638,538	-1,414,123	-1,687,512

Loss attributable to:
- Owners of the Company	-364,922	-619,375	-1,353,608	-1,660,566
- Non-controlling interests	-21,963	-19,163	-60,515	-26,946

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	-395,532	-65,883	-608,427	78,775
- Changes in the fair value of debt instruments at fair value through other comprehensive income	-3	40	-39	40
Total comprehensive loss for the period	-782,420	-704,381	-2,022,589	-1,608,697

Total comprehensive loss attributable to:
- Owners of the Company	-760,457	-685,218	-1,962,074	-1,581,751
- Non-controlling interests	-21,963	-19,163	-60,515	-26,946

Loss per ADS attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	-0.99	-1.95	-3.81	-5.30

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31 2020	December 31 2019
	RMB’000	RMB’000

ASSETS
Non-current assets
Property and equipment	224,284	314,505
Intangible assets	917,063	976,948
Deferred tax assets	564,562	423,786
Financial assets measured at amortized cost from banking operations	25,283	—
Investments accounted for using the equity method	175,733	118,829
Financial assets at fair value through other comprehensive income	21,828	393,448
Contract assets	16,788	40,998
Total non-current assets	1,945,541	2,268,514

Current assets
Trade receivables	838,690	710,123
Contract assets	257,830	211,276
Prepayments and other receivables	443,328	528,277
Financial assets measured at amortized cost from banking operations	576,305	—
Financial assets at fair value through profit or loss	1,487,871	1,690,967
Restricted cash	2,280,499	3,440,289
Cash and cash equivalents	3,055,194	1,077,875
Total current assets	8,939,717	7,658,807
Total assets	10,885,258	9,927,321

EQUITY AND LIABILITIES
Equity
Share capital	78	73
Shares held for share option scheme	-87,714	-88,280
Other reserves	10,639,931	8,461,637
Accumulated losses	-5,356,926	-4,003,318
Equity attributable to equity owners of the Company	5,195,369	4,370,112

Non-controlling interests	89,914	150,429

Total equity	5,285,283	4,520,541

LIABILITIES
Non-current liabilities
Trade and other payables	395,514	420,873
Contract liabilities	17,683	12,700
Deferred tax liabilities	20,080	33,291
Total non-current liabilities	433,277	466,864

Current liabilities
Trade and other payables	1,547,781	1,075,576
Payroll and welfare payables	625,330	538,132
Contract liabilities	138,547	104,960
Short-term borrowings	2,283,307	3,218,566
Customer deposits	405,853	—
Derivative financial liabilities	165,880	2,682
Total current liabilities	5,166,698	4,939,916
Total liabilities	5,599,975	5,406,780

Total equity and liabilities	10,885,258	9,927,321

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000

Net cash generated from / (used in) operating activities	727,558	-344,181	-704,145	-1,817,454
Net cash generated from / (used in) investing activities	601,176	-1,716,686	1,315,725	570,839
Net cash generated from / (used in) financing activities	-225,140	2,213,173	1,533,838	1,754,557
Net increase /(decrease) in cash and cash equivalents	1,103,594	152,306	2,145,418	507,942
Cash and cash equivalents at the beginning of the period	2,080,392	915,156	1,077,875	565,027
Effects of exchange rate changes on cash and cash equivalents	-128,792	10,413	-168,099	4,906
Cash and cash equivalents at the end of period	3,055,194	1,077,875	3,055,194	1,077,875

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000

Gross profit	368,370	259,845	1,243,456	766,858
Gross margin	34.2%	33.6%	37.5%	32.9%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	89,943	56,407	293,141	308,551
Depreciation of property and equipment recognized in cost of revenue	305	941	2,978	2,362
Share-based compensation expenses recognized in cost of revenue	1,569	604	6,904	2,294
Non-IFRS Gross profit	460,187	317,797	1,546,479	1,080,065
Non-IFRS Gross margin	42.8%	41.1%	46.7%	46.4%

Source: OneConnect Financial Technology Co., Ltd.